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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

FEB 28 2003
816

NAME OF BROKER-DEALER:
First Atlanta Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2520 Ho Hum Hollow Road
(No. and Street)

Monroe	GA	30655
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Rothman (678) 524-7986
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name — *if individual, state last, first, middle name*)

2120 Powers Ferry Road Suite 350	Atlanta	GA	30339
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 200

OATH OR AFFIRMATION

I, Bruce Rothmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Atlanta Investments, LLC, as of December 31, XX 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Bruce P. Rothmann
Signature

President
Title

Carolyn S. Hendon
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

FIRST ATLANTA INVESTMENTS, LLC
FINANCIAL STATEMENT AND SCHEDULES

For the Year Ended
December 31, 2002
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
of First Atlanta Investments, LLC

We have audited the accompanying statement of financial condition of First Atlanta Investments, LLC as of December 31, 2002 and the accompanying statements of operations, cash flows, members' equity and change in subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of First Atlanta Investments, LLC as of December 31, 2002 and for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rubio CPA PC

RUBIO CPA, PC

February 22, 2003
Atlanta, Georgia

FIRST ATLANTA INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

		2002
Cash	$	38,168
Due from member		4,000
Total assets	$	42,168

LIABILITIES AND MEMBERS' EQUITY

		2002
Liabilities		
Accounts payable and accrued expense		241
Loan payable to related party		1,000
Total liabilities		1,241
Subordinated loan payable		50,000
Members' equity		(9,073)
Total liabilities and members' equity	$	42,168

The accompanying notes are an integral part of these financial statements.

FIRST ATLANTA INVESTMENTS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

	2002
REVENUES	
	$ -
Total revenue	-
EXPENSES:	
Regulatory fees	4,616
Professional fees	3,450
Other expenses	527
Total expenses	8,593
NET LOSS	$ (8,593)

The accompanying notes are an integral part of these financial statements.

FIRST ATLANTA INVESTMENTS, LLC
STATEMENT OF MEMBERS' EQUITY (DEFICIT)
For the Year Ended December 31, 2002

Balance, December 31, 2001	$	(480)
Net Loss		(8,593)
Balance, December 31, 2002	$	(9,073)

The accompanying notes are an integral part of these financial statements.

FIRST ATLANTA INVESTMENTS, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2002

Subordinated borrowings at January 1, 2002	$	50,000
Changes during year		-
Subordinated borrowings at December 31, 2002	$	50,000

The accompanying notes are an integral part of these financial statements.

FIRST ATLANTA INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

	2002
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (8,593)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease (increase) in assets; increase (decrease) in liabilities:	
Increase in accounts payable and accrued expenses	241
Net cash used by operating activities	(8,352)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Collection of loans	20,000
NET CASH PROVIDED FROM INVESTING ACTIVITITES	20,000
NET INCREASE IN CASH	11,648
CASH, at beginning of year	26,520
CASH at end of year	$ 38,168

The accompanying notes are an integral part of these financial statements.

FIRST ATLANTA INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: First Atlanta Investments, LLC was organized as a Georgia Limited Liability Company in 1999. The Company became an independent registered broker-dealer and a member of the National Association of Securities Dealers in 2002. The Company's business is to offer investment banking services.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owner and no liability for income taxes is reflected in the accompanying financial statements.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $36,927, which was $31,927 more than its required net capital of $5,000.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company's owners provide office facilities and other administrative support to the Company at no cost.

The loan to a member is non-interest bearing and due on demand.

The loan from a related party is non-interest bearing and due on demand.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

FIRST ATLANTA INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 4 – LOAN PAYABLE

The borrowings under a subordination agreement at December 31, 2002, consists of a non-interest bearing subordinated loan due December 31, 2005.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.